UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A.

(incorporated with limited liability in The Kingdom of Spain)

In relation with offer for conversion and consequent partial cancellation of the Abengoa, S.A. (“Abengoa” or the “Company”) €400,000,000 6.25 per cent. Senior Unsecured Convertible Notes due 2019  (the “Notes”) (the “Auction”), the Company announces that, once the accelerated bookbuilding process of class B shares carried out by the dealer managers outside of the United States on behalf of noteholders is completed, the cash amount that Abengoa will pay to accepting noteholders has been set at €25,366.81 per €100,000 principal amount of Notes. Given the acceptance level announced by the Company, the total cash amount to be paid to noteholders amounts to €60,449,108.23.

The Auction was not open to Noteholders in the United States or U.S. persons as defined in Regulation S under the U.S. Securities Act of 1933.

In addition, the Company announces the resumption, as of 9 April 2015, of transactions under its liquidity facilities signed between Abengoa and Santander Investment Bolsa, S.V. on 10 January 2013 over the class A shares of the Company and 8 November 2012 over the class B shares.

Madrid, 9 April 2015

Any securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration. There is no intention to register any securities referred to herein in the United States or to make any public offer of securities in the United States.

This announcement is for information purposes only and does not constitute or form part of, and should not be construed as an offer or an invitation to sell, or issue or the solicitation of any offer to buy or subscribe for, any securities or marketing or sales activity for such securities in any relevant jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Any persons reading this document should inform themselves of and observe any such restrictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: April 9, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary